Filed by Corgentech Inc. Pursuant to Rule 425

Under the Securities Act of 1933

And Deemed Filed Pursuant to Rule 14a-12

Under the Securities Exchange Act of 1934

Subject Company: AlgoRx Pharmaceuticals, Inc.

Registration Statement No. on Form S-4: 333-129177

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The following is a transcript of the presentation that AlgoRx Pharmaceuticals, Inc. and Corgentech Inc. held with investors and analysts on October 19, 2005.

CORGENTECH INC. AT BIO INVESTOR FORUM 2005

OCTOBER 19, 2005

CORPORATE PRESENTER

• John McLaughlin	Corgentech Inc.
Chief Executive Officer

PRESENTATION

Unidentified Speaker: Good morning, our next presenting company is Corgentech of South San Francisco of California. Presenting for Corgentech is Chief Executive Officer, John McLaughlin.

There will be a 20-minute breakout session immediately following the presentation in the Sutter Room.

John McLaughlin: Good morning and thank you for attending our presentation. We are a public company and today’s presentation will contain forward-looking statements. There are risks associated with those statements and for further details about the risks associated with those, please look at our most recent 10-K/A, 10-Q and S4 relating to the merger that we anticipate filing shortly.

On September 26th we announced a merger agreement with AlgoRx, a Secaucus New Jersey based company focused on pain medications, this is a stock transaction. At the end of the transaction Corgentech will issue sufficient shares to holders of AlgoRx, that they will own 62% of the combined company and Corgentech shareholders will own 38% of the combined company.

We currently have a combined total of about 93 employees and we’re working to integrate the teams and to identify synergies and redundancies across the board.

We’ve drawn from the boards and management of both and identified directors taken from both boards. As far as management goes, I’ll continue to be CEO. Ron Burch was the CEO of AlgoRx, and will serve as Vice President for Development and Dick Powers who is with me today, will continue as our Chief Financial Officer.

We also announced the election of James Huang as President with responsibility for commercial operations and others. James has been with us for several years. He’s launched a couple of major products including $1 billion one and $0.5 billion one and we congratulate him on his new position.

There are a couple of facilities between the two companies and we will maintain two—the Secaucus and South San Francisco facilities and South San Francisco will be the headquarters.

To give you some sense of the timelines, this deal does require shareholder approval, it’s been approved by both boards. We are in the process of finalizing documents and the S4 and the related proxy to submit to the SEC for their review and they’ll be filed shortly and we’re anticipating, depending upon the duration of SEC review, the shareholder vote would occur some point in late December of 2005 or early 2006.

If you think about the attributes of an ideal company and particularly in the therapeutic focus, this chart identifies those, which are reflected in the pain management and inflammation fields. Sizeable patient populations, unmet or underserved medical needs.

In the case of the combined company, differentiated products with clear advantages over current therapies. Strong pre-clinical and clinical data. Regulatory pathways that are straightforward. And in many cases, trials that are cheaper and faster than typically encountered out of the therapeutic areas.

And what attracted to us initially to AlgoRx is included on this chart, which is basically a nice staggered pipeline with the potential for launches over the next couple of years. An advanced product followed by a product in Phase 2, a Phase 1/2 and a soon to enter the clinic product, all in these very attractive markets.

If you look at the specific products, the four that we’re talking about here; from a shareholder perspective, they offer, because they are have unique mechanisms of action, they offer substantial risk diversification. They each work in a different way. They each have the potential to be approved for multiple indications. So you’re not stuck with a single trial in asthma for example, there are multiple clinical settings where a pain medication or anti-inflammatory could be approved.

Another attractive attribute is that they can be commercialized with small specialty sales forces. We don’t need a thousand reps to sell these. And last, but not least, they’re all a thousand – excuse me 100% owned, which again offer some flexibility for partnering relationships and it’s pretty rare to see a company with this many products at this late stage with all product rights retained.

So focus for a second on the most advanced product. ALGRX 3268, here what we’re talking about is treatment to reduce the pain associated with venipuncture. We announced about two weeks ago, statistically significant results from the first of two Phase 3s that are being conducted. I’ll talk more about that in a second.

The second Phase 3 is completely enrolled and we’re expecting data from that within the next two months and the timeline there would be to file an NDA in 2006 and we would expect approval in 2007.

When you put the two companies together, I mentioned at the outset that we’re looking for areas for efficiencies and redundancies, but the key message here is you have expertise in all areas here, from marketing, commercialization, reimbursement, regulatory affairs, commercial scale manufacturing, clinical trials management. It’s a very strong management team.

We’ve also given some guidance in terms of the financial strength. We said as of the end of the second quarter, the combined companies have a cash position of about $124 million. Obviously we will have spent some of that down in the interim and there’ll be some deal expenses associated with that but they’re all reasonable in size.

Moving ahead to the most advanced product, ALGRX 3268. What this is is a device, which accelerates particles of Lidocaine into the skin, pictured there on the right. And the key attributes associated with it are, it’s a needle free administration and the fact is it works within one minute of administration.

The most commonly used product in this setting is known as EMLA and you can see there, data from the package insert and the package insert suggests that you need pretreatment for 60 minutes before you have the appropriate degree of analgesia. Contrast that on the right in green, data from clinical trials investigating ALGRX 3268, notice that you see the same degree of analgesia at one minute—quite a substantial difference.

This is a product that they’ve done an excellent job in terms of studying, I mean how often do you walk in and before you’ve even done the Phase 3s you’ve seen over 1000 patients exposed to the drug. And as you can see here, in adult populations, child populations and different clinical settings.

At the very bottom you can see the two Phase 3s, I’ll talk a little bit more about the one highlighted in yellow and as I mentioned, the second Phase 3 enrollment is complete and at this point we’re just finalizing a collection of data from the patients.

So let’s talk about the two Phase 3s for a second, which will be required for approval. They’re both US trials, they’re multi centered, double blind placebo controlled, each of them enrolled between 500 and 600 patients. These are pediatric patients ranging in age from 3 to 18 years of age, recognizing not all of us think that is pediatric but that’s how the FDA defines it.

The objectives here are to look at the efficacy, safety and tolerability of the product compared to placebo and these are patients that are really undergoing, typically 2 kinds of procedures, either venipuncture or a cannulation of a vein and the treatment occurs 1 to 3 minutes after treatment with ALGRX 3268 or a placebo.

The scoring here is a system of allocated tool known as the FACES rating system. And as you can see in the first of the Phase 3s the primary endpoint was achieved with robust statistical significance from 0.007. It’s 574 patients, nice distribution across the panels. Everything else in the trial looks good and from a safety perspective well tolerated.

It will take two trials to get approved, as I mentioned we’re expecting data from the second one within 2 months. While there is a device that is used to administer this drug for purposes of FDA it is considered a drug and it will be reviewed by the newly formed Analgesics and Acute Care Division, we’re anticipating filing the NDA in 2006 with an approval in 2007. It is typically a 12-month clock in that division.

The second product in the pipeline is ALGRX 4975. This focuses on the VR1 channel and it has some very interesting and differentiating properties. The first of which is a single administration provides pain relief for weeks to months. Typically we’re seeing something in the order of 12 to 16 weeks.

Second, unlike many of the therapies out there, and those that are being reformulated in development, it is non-opioid based, so you don’t have the addictive potentials and side effects associated with those products.

Third, it’s specific in that it focuses on key neurons, which typically carry long-term pain. It does not impair other nerve fibers, for example, those important for motor skills.

This chart illustrates a couple of points here, the obvious one is that there’s been a substantial amount of work done and a substantial amount of work ongoing.

But before we get to the individual trials, could I ask you to focus on the headings of each for a second, so there are really 3 areas of focus here. First is post surgical pain, second is neuropathic pain, and the third is musculoskeletal pain and again, you see a substantial number of patients exposed to it, you see nice results from this with a substantial number of trials ongoing.

I’m going to focus today only on neuropathic pain. We reported on Tuesday the data from the Morton’s Neuroma Trial. Just to talk about this for a second. This is a condition in the foot, it’s a neuroma (a bundle of nerves); it typically afflicts runners, women who wear high heels. It is a very painful condition; you can see its location between the toes there.

And the purpose of this trial was really to assess efficacy, safety and tolerability. Randomized, US based, double blind, placebo controlled, 58 patients, roughly evenly distributed between the treated group and the placebo group. And here, despite the small number of patients, a statistically significant result and you can see a 63% reduction in pain with a P value of 0.018. Again, a nice safety profile for the drug as well.

So this is an important validation in that particular field of trauma-induced neuropathies that we’ll be focusing on.

At the outset I talked about attributes of, favorable attributes for a biotech company and if we step back for a second and just look at pain, forget about inflammation for a second, just look at pain. You can see the substantial number of patients in markets to be addressed by the products in this pipeline.

Focusing specifically on the first product, ALGRX 3268, the topical local anesthetic, what we found in our market research and what was appealing for us was the market dynamics are very favorable for acceptance of this product. There’s been significant recognition over the last couple years that we are simply not doing a good enough job in terms of managing pain. And so, you see an increase at hospitals, particularly pediatric hospitals in the focus of better pain management.

You see pressure on the hospitals to reduce costs but also to get patients through quickly, which we think could be an advantage given the rapid onset of action of this product. And fundamentally the market is saying, “Look, we don’t like products where you’ve got to wait 60 minutes pre-treatment before it will work.” And we think all of these dynamics will position ALGRX 3268 for success.

Initially, we’re going to focus on the pediatric market, as you may have gleaned from the two Phase 3 trials. There are about 18 million procedures that we’re targeting at this point and only about 2.1 million of them currently receive treatment, that’s about 12%. And our market research would suggest that there are two things that are driving that low penetration rate. The first of which is the slow onset of action, which we talked about a few minutes ago. And the second of which is, frankly there’s been very little promotional activity behind these products for a couple years.

In contrast, the rapid onset of action with a specialty sales force composed of a few dozen reps, we think, can drive significant growth and expansion of this market in the pediatric community.

This bull’s eye suggests how we intend to roll the product out. As I said, initially we’ll focus on in-hospital pediatric patients, but if you think for a second, what’s the next best target where time is of the essence, where in fact hospital economics are measured on the amount of time a patient sits in an ER. And so, our second target, we’ll probably have to expand the sales force slightly is to move into the adult emergency room setting.

And then from there, eventually, perhaps with some partners in the hemodialysis and again potentially with some partners into physician offices.

Moving to the second product – so this is ALGRX 4975 and I’m just going to focus on the post-operative market today for a second. To give you an idea of the size of it, currently it’s a $1.7 billion market. If you look at the market research performed over the last couple of years, that has been consistent throughout and basically we’re not doing enough to adequately control pain. That’s true outside of the United States as well. And there are clinical ramifications associated with this in terms of increased length of stay, longer recovery times, poor patient outcomes.

If you stack up AlgoRx 4975 against the opioids which are commonly prescribed in the post-operative setting and just to give you a quick sense here, if you look at efficacy, we’re seeing efficacy comparable to the opioids.

Dosing in this setting, talking about a single application where the duration is measured in weeks, not hours, you’re talking about rapid onset of action comparable to that seen with the opiods but from a safety perspective you have to stay away from some large nerves, but basically for abdominal surgery on down that would be our target population here.

Contrast that with some of the side effects associated with opioids from sleepiness to respiratory depression etc. So it’s a very nice product profile in terms of efficacy, safety and convenience for the patients.

Let me conclude by spending just a few minutes on why the merger makes sense and it’s really these attributes that I talked about at the beginning. You’ve got a company here with an attractive valuation, four products in clinical development, three are in the clinic, nicely staged. One you’re anticipating data from shortly. Each of them represents an independent risk in terms of how they operate, potential for multiple indications.

The revenue potential is nice because obviously we’ve talked about patients, these are sizeable markets. In thinking about revenue you also have to think about the cost of sales and we said at the outset, these are products which can be marketed with small specialty sales forces. There are partnering opportunities and this is a team that has demonstrated it can partner, so at the time we had our last Phase 3 product, we had a substantial relationship with Bristol Myers Squibb, which when it was negotiated and concluded, represented the third largest Phase 3 deal done at the time.

And the short term, data coming from ALGRX 3268, with the potential to launch in 2007 and generate revenues and obviously the other products following shortly there after and a strong management team. And this is not a merger that requires us to go out and look for cash immediately. We’re in a strong financial position. Thank you very much for your attention. There is a breakout session following in the Sutter Room.